Exhibit 12.1

Computation of

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(amounts in thousands)	2012	2011	2010

Loss before income taxes	$(17,834)	$(22,236)	$(3,633)

Plus fixed charges:
Interest expense	71	124	460
Amortization of costs related to indebtedness	53	119	244
Estimated interest factor in rent expense (1)	291	360	450
Total Fixed Charges	415	603	1,154
Adjusted loss	(17,419)	(21,633)	(2,479)
Fixed charges	415	603	1,154
Deficiency in earnings to cover fixed charges	$(17,834)	$(22,236)	$(3,633)

Ratio of earnings to fixed charges	*	*	*

* Calculation not meaningful as ratio is less than 1.

(1) The interest factor in rent expense is estimated as one-third of rental expense.